St. Francis Medical Technologies, Inc.
1201 Marina Village Parkway, Suite 200
Alameda, California 94501
January 19, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
     Re: St. Francis Medical Technologies, Inc. Form S-1 (File No. 333-137507)
Ladies and Gentlemen:
     St. Francis Medical Technologies, Inc. (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-137507), together with all amendments and exhibits thereto. The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement because it has consummated a merger with Kyphon Inc. By virtue of such merger, the Company has become a wholly-owned subsidiary of Kyphon Inc., which has determined that registration of the Company’s securities is not in the best interest of the Company. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.
     Please forward copies of the Order Consenting to the Withdrawal of the Registration Statement to the undersigned via facsimile at (510) 337-2697, and via mail to Kevin K. Sidow at St. Francis Medical Technologies, Inc., 1201 Marina Village Parkway, Suite 200, Alameda, CA 94501 and to Mark L. Reinstra, Esq. at Wilson Sonsini Goodrich & Rosati at 650 Page Mill Road, Palo Alto, CA 94304, and to counsel for Kyphon Inc., Nicholas O’Keefe at Latham & Watkins LLP, 140 Scott Drive, Menlo Park, CA 94025.
     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (510) 337-2605, Mark L. Reinstra, Esq. at (650) 493-9300 and Nicholas O’Keefe at (650) 328-4600.
Sincerely,
/s/ Kevin K. Sidow
Kevin K. Sidow
President and Chief Executive Officer